

WEST ROSE

BUSINESS OVERVIEW
MAY 2023

Problem

Buckeye, Arizona, which houses the neighborhood of Verrado, is one of the five fastest-growing cities in the U.S., and hospitality experiences are struggling to keep pace.

LACK OF OPTIONS

There are 36,000 residents in Verrado and only five places to sit and have a drink.

STILL GROWING

Due to its extreme dynamic growth, the City of Buckeye faces a significant retail deficit, and density stands at only 39% compared to the rest of the Valley.

CHAIN LIFE

Of the few food & drink options that are being built around the community 95% of them are chain restaurants.

Answer



LOCAL OPTION

Create a warm and welcoming space for local residents to enjoy a drink and conversation.

UNIQUE EXPERIENCE

The only wine proper tasting experience in the West Valley of Phoenix.

COMMUNITY FOCUSED

We will host private events for military spouses, local business owners, and just for fun!

Overview

West Rose Tasting Room will be a place for residents and visitors of the West Valley to explore new wines, find fresh takes on old favorites, or enjoy the latest trend. The Tasting Room provides tasting experiences, relaxed afternoons accompanied by different musicians, and features local artists' work and a unique, rotating selection of wines. We will also feature two local beers on tap for those who aren't feeling wine that day.

We will be located in the freshly built Sunrise Market, located in the heart of Verrado.



COMMUNITY VALUE

Wine Selection

West Rose Tasting Room will feature twelve varieties, sourced domestically and internationally, focused on providing our customers with traditional profiles, current trends, and forward-thinking organics. These wines will be rotating as available, letting customers enjoy something new each month (or week!).

We are accompanied by longtime winemaker and connoisseur, Marlen Porter, who will oversee the selections of wines and create our quarterly wine club selections.

Marlen owns Amplify Wines with her husband Cam Porter, an advanced sommelier, and has been working in the wine industry for over 20 years. She is especially knowledgeable in creating businesses in the wine industry whether it's creating a label, growing the "ground up" or building a tasting room like West Rose.



Wine Club

Wingman Monthly - $65

Members get one bottle and four tastings/four glasses, per month ($102 value)

Check Six (6 bottles)
12 O'Clock High (12 bottles)
Red/White/Bubble preferences
Three shipments a year

First access to exclusive events
First access to flash summer sales
Discounts on additional wine purchases



Example Wines



Natural Wines

Arnot Roberts
Ampelaia
Edmunds St. John
Guimaro
Terres Dorees
D'Oupia Heretiques
Tarlant
Bernard baudry
Pepiere
Luneau papin
Olga raffault
Renardat fache
Foradori
Donati Lambrusco
Occhipinti
Montesecondo
Ovum
Le Puy
Edmond Cornu
Georges Lignier

Wines

Union Sacre
Adelsheim
Cristom
Evening land
Patricia green
Bindi
Ricca Terra
Ochota barrels
Brundlmayer
Knoll
Schloss gobelsburg
Clape
Bregeon
Bruno Colin
Paul bara
Chartogne taillet
Pavie
Beaucastel
Terrebrune
Pegau

Special Events + Retail

West Rose will also serve as a private venue for the community. Whether it's local businesses wanting to host client events, engagements, birthdays, graduation parties, or local organizations wanting to hold monthly/annual events there. We will host events we design and run including tastings with the winemaker, art exhibits, private concerts, and more.

We will also be featuring different products from local businesses as well Including art, clothing, candles, and handcrafted items – a few examples shown below.


YETI


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Turn & Burn Engravings
Weston & Graham Boutique
Desert Beauty

Welcome to Verrado

Verrado and its 55+ counterpart, Victory, are located in Buckeye, Phoenix. As of 2021, Buckeye is in the top five fastest-growing cities in the U.S., showing growth of 80% to nearly 92,000 residents, according to the U.S. Census Bureau. Due to its extreme dynamic growth, the City of Buckeye faces a significant retail deficit, and density stands at only 39% compared to the rest of the Valley.

Within Verrado and Victory, there are five total locations to sit and enjoy a drink & experience. Those outside of the neighborhood are generally 20 minutes away or more. The Verrado community houses 36,000+ residents – with a median income of $105,323.05. Surrounding Verrado and Victory, there are hundreds of homes and fulfillment warehouses being built, meaning our customer will only continue to build.

West Rose Tasting Room will be offering an experience that cannot be found within 30 minutes of the Verrado neighborhood. Most residents will be able to walk, bike, or golf cart to our location.

Additional data on Verrado/Victory can be found here.



**Sunrise Market, now under construction

Status Report

Operations

Series 7 "Bar & Wine" license purchased and will become active upon final building inspection. We will also be stacking a Series 10 but there's plenty available so waiting until closer to opening.

Ten-year lease has been secured and final plans are being submitted to the city.

Up Next: POS and wine distributor(s) to be finalized by end of Q2, website active by Q3.



Community Response

With a single Facebook post in a small community group, we went from 0 email subscribers to over 500+ in two hours. Our email lists continue to grow daily.

Pre-reservations for private events are also up to 30+, pending the opening date.

We are slated to sponsor 10+ small, local events prior to opening.

Financial Projections

	Revenue	Costs	Profit
Q4 (10/23 - 12/23)	$ -	$ 294,478.20	$ (294,478.20)
Q1 (01/24 - 03/24)	$ 143,640.00	$ 170,599.48	$ (26,959.48)
Q2 (04/24 - 06/24)	$ 181,080.00	$ 181,187.92	$ (107.92)
Q3 (07/24 - 09/24)	$ 199,380.00	$ 196,696.57	$ 2,683.43
Q4 (10/24 - 12/24)	$ 257,520.00	$ 226,199.28	$ 31,320.72
TOTAL	$ 781,620.00	$ 1,069,161.45	$ (287,541.45)
YEAR TWO	$ 1,929,937.50	$ 1,305,268.54	$ 624,668.96
YEAR THREE	$ 2,508,918.75	$ 1,696,849.10	$ 812,069.65

Assumptions

Average Bottle $38, Tasting $22, Glass $16

Weekly Averages; 150 Tastings, 250 Glasses, 55 Bottles

Part-time staff at $22/hr

HOURS: Wednesday - Sunday, 12 pm - 7 pm

*will potentially open Friday & Saturdays until 9 pm

Shannon & Swift

Shannon and Chad "Swift" Roberson (and their dog, Paisley) moved to Verrado in November 2020 where they quickly fell in love with the community and decided to build a family there. With a passion for Shannon's hometown wine community and a desire for more "things to do" in the area, the concept of West Rose Tasting Room was born.

Shannon brings over 15 years of experience in business ownership and management (currently CEO at Transition Sports & Entertainment), as well as a breadth of hospitality experience. As a native Central Coast Californian - she naturally brings a love of wine and the wine experience.

Chad currently serves as a Major in the United States Air Force, stationed at Luke AFB working as an F-16 Instructor Pilot. After an entire lifetime (childhood too!) of frequently moving with the military, he is looking forward to putting down roots and designing an atmosphere where everyone is welcome.

We can't wait to serve Verrado!

–Shannon, Swift & Paisley



